UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

e.l.f. Beauty, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

26856L103

(CUSIP Number)

MARIO D. CIBELLI

C/O MARATHON PARTNERS EQUITY MANAGEMENT, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,225,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		425,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

425,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners LUX Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,225,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,200
	10	SHARED DISPOSITIVE POWER

4,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,460,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 26856L103

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP, Focus Fund and Lux Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,225,000 Shares beneficially owned by Partners LP is approximately $55,732,041, excluding brokerage commissions. The aggregate purchase price of the 425,000 Shares beneficially owned by Focus Fund is approximately $7,335,126, excluding brokerage commissions. The aggregate purchase price of the 800,000 Shares beneficially owned by Lux Fund is approximately $15,189,423, excluding brokerage commissions.

The Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members were purchased in the open market with personal funds. The aggregate purchase price of the 10,200 Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members is approximately $204,123, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 17, 2019, Marathon Partners Equity Management, LLC (“Marathon”) delivered a letter (the “Letter”) to the Issuer’s board of directors (the “Board”) regarding recent and historical equity grants to certain of the Issuer’s senior executives.  Marathon stated its belief that it was unfair to shareholders for the Issuer to have varied its equity grant dates, earnings release dates, forward guidance and fiscal year end in what appears to be a deliberate manner that consistently benefited its executives, and that such grants may have been made with inadequate or non-existent policies in place.

In the Letter, Marathon outlined the unusual pattern of favorable grants over the past three years while former director William McGlashan served as Chair of the Compensation Committee, which warrants an investigation by the Board using independent advisors.  Marathon further stated its belief that the circumstances surrounding the unusual grant patterns justify the resignation of Richard Wolford from the Board.

8

CUSIP No. 26856L103

Marathon further expressed its disappointment that the Compensation Committee ignored the shift in the Issuer’s fiscal year end and made the 2019 equity grants on the same date as the prior year.  By releasing disappointing guidance for the transition quarter and keeping the grant cycle unchanged despite the shift to the fiscal year end, Marathon believes the Issuer’s 2019 equity grants appear to be textbook examples of bullet-dodging and spring-loading. Marathon highlighted what it views as best practice for grant policy and noted that independent proxy advisory firm Glass Lewis takes a dim view of granting policies that advantage executives at the expense of shareholders in its 2018 Proxy Paper Guidelines.  Marathon also compared the compensation of the top three senior executives at Ulta Beauty, Inc. (“Ulta”) to the Issuer’s top three executives over the past three years to illustrate that the Issuer’s three senior executives have been compensated more than the three highest paid executives at Ulta, despite delivering a negative total return for shareholders.

Marathon further highlighted its concerns about the Issuer’s corporate governance practices following Institutional Shareholder Services, Inc.’s recent recommendation that shareholders withhold votes for Board members Tarang Amin and Beth Pritchard at the Issuer’s 2019 annual meeting of shareholders, and Marathon noted their critical positions as the Issuer’s Chairman, CEO, and President, and its newly appointed Lead Independent Director, respectively.  Lastly, Marathon questioned Mr. Wolford’s status as a TPG-designated director based on apparent inconsistencies in the Issuer’s SEC filings over the course of the two years prior to Marathon’s public letter on the subject, dated January 25, 2019.

Marathon concluded the Letter by recommending that the Board take the following actions:

•	Add new shareholder-oriented directors to the Board who do not have a connection to TPG.
•	Accept Richard Wolford’s resignation as a director.
•	Engage independent counsel to fully reassess the Second Amended and Restated Stockholders Agreement dated March 3, 2017.
•	Add a third non-TPG designated director to the Compensation Committee.
•	Separate the role of Chairman and CEO.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 49,790,180 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

A.	Partners LP
(a)	As of the close of business on May 16, 2019, Partners LP beneficially owned 3,225,000 Shares.

Percentage: Approximately 6.5%

9

CUSIP No. 26856L103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,225,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,225,000

(c)	The transaction in the Shares by Partners LP since the filing of Amendment No. 3 to the Schedule 13D is set forth in Schedule A and incorporated herein by reference.
B.	Focus Fund
(a)	As of the close of business on May 16, 2019, Focus Fund beneficially owned 425,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 425,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 425,000

(c)	Focus Fund has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
C.	Lux Fund
(a)	As of the close of business on May 16, 2019, Lux Fund beneficially owned 800,000 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,000

(c)	Lux Fund has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
D.	Cibelli Research
(a)	Cibelli Research, as the general partner of each of Focus Fund and Lux Fund, may be deemed the beneficial owner of the (i) 425,000 Shares owned by Focus Fund and (ii) 800,000 Shares owned by Lux Fund.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,225,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,225,000

10

CUSIP No. 26856L103

(c)	Cibelli Research has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
E.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 3,225,000 Shares owned by Partners LP; (ii) 425,000 Shares owned by Focus Fund and (iii) 800,000 Shares owned by Lux Fund.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,450,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,450,000
(c)	Marathon Partners has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transaction in the Shares on behalf of Partners LP since the filing of Amendment No. 3 to the Schedule 13D is set forth in Schedule A and incorporated herein by reference.
F.	Mr. Cibelli
(a)	As of the close of business on May 16, 2019, 10,200 Shares were held in Mr. Cibelli’s personal accounts and in the accounts of his family members. Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 3,225,000 Shares owned by Partners LP; (ii) 425,000 Shares owned by Focus Fund and (iii) 800,000 Shares owned by Lux Fund.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 10,200
2. Shared power to vote or direct vote: 4,450,000
3. Sole power to dispose or direct the disposition: 10,200
4. Shared power to dispose or direct the disposition: 4,450,000
(c)	Mr. Cibelli has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transaction in the Shares on behalf of Partners LP since the filing of Amendment No. 3 to the Schedule 13D is set forth in Schedule A and incorporated herein by reference.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board, dated May 17, 2019.

11

CUSIP No. 26856L103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2019

Marathon Partners L.P

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners LUX Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

12

CUSIP No. 26856L103

SCHEDULE A

Transaction in the Shares of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Marathon Partners l.p.

Purchase of Common Stock	25,000	10.9052	05/09/2019